                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-85486

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 27, 2002)

                               54,500,000 SHARES

                               [DUKE ENERGY LOGO]

                                  COMMON STOCK
                            ------------------------

Duke Energy Corporation is offering 54,500,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the trading symbol "DUK." On September 25, 2002, the reported last sale price of our common stock on the New York Stock Exchange was $18.35 per share.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.
                            ------------------------
                              PRICE $18.35 A SHARE
                            ------------------------

                                                                         UNDERWRITING
                                                                         DISCOUNTS AND       PROCEEDS TO
                                                   PRICE TO PUBLIC        COMMISSIONS        DUKE ENERGY
                                                   ---------------       -------------       -----------
Per Share..............................                $18.35              $0.45875           $17.89125
Total..................................            $1,000,075,000        $25,001,875         $975,073,125

We have granted the underwriters the right to purchase up to an additional 8,175,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about October 1, 2002.
                         ------------------------------
                                 MORGAN STANLEY
                         ------------------------------

BANC OF AMERICA SECURITIES LLC
            DEUTSCHE BANK SECURITIES
                         GOLDMAN, SACHS & CO.
                                     JPMORGAN
                                               SALOMON SMITH BARNEY
                                                       WACHOVIA SECURITIES
                            ------------------------
ABN AMRO ROTHSCHILD LLC
              CIBC WORLD MARKETS
                            CREDIT SUISSE FIRST BOSTON
                                         SCOTIA CAPITAL
                                                  TD SECURITIES
                                                            UBS WARBURG
September 25, 2002

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT           PAGE
        ---------------------           ----
About this Prospectus Supplement......     i
Forward-Looking Statements............   S-1
Prospectus Supplement Summary.........   S-2
Risk Factors..........................   S-7
Use of Proceeds.......................  S-20
Price Range of Common Stock...........  S-21
Dividends.............................  S-21
Capitalization........................  S-22
Certain United States Tax Consequences
  to Non-United States Holders........  S-23
Underwriting..........................  S-25
Experts...............................  S-27
Legal Matters.........................  S-27

              PROSPECTUS                PAGE
              ----------                ----
About this Prospectus.................     2
Duke Energy Corporation...............     3
Use of Proceeds.......................     5
Recent Developments...................     5
The Trusts............................     6
Description of the Senior Notes.......     7
Description of the Junior Subordinated
  Notes...............................    14
Description of the First and Refunding
  Mortgage Bonds......................    22
Description of the Common Stock.......    25
Description of the Stock Purchase
  Contracts and the Stock Purchase
  Units...............................    28
Description of the Preferred
  Securities..........................    29
Description of the Guarantees.........    29
Plan of Distribution..................    32
Experts...............................    33
Validity of the Securities............    33
Where You Can Find More Information...    34

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Duke Energy," "we," "us" and "our" or similar terms are to Duke Energy Corporation and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and the like. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include:

     - state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries;

     - the outcomes of litigation and regulatory proceedings or inquiries;

     - industrial, commercial and residential growth in our service territories;

     - the weather and other natural phenomena;

     - the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

     - general economic conditions;

     - changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

     - the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

     - the level of creditworthiness of counterparties to our transactions;

     - the amount of collateral required to be posted from time to time in our transactions;

     - growth opportunities for our business units, including the timing and success of efforts to develop domestic and international power, pipeline, gathering, processing and other infrastructure projects;

     - the performance of our electric generation, pipeline and gas processing facilities;

     - the extent of our success in connecting natural gas supplies to gathering and processing systems and in connecting and expanding our gas and electric markets; and

     - the effect on our results of accounting principles issued periodically by accounting standard-setting bodies.

     In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this prospectus supplement and the accompanying prospectus might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is qualified in its entirety by, and should be read together with, the more detailed information, including "Risk Factors," and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, all of the following information assumes that the underwriters have not exercised their over-allotment option.

                            DUKE ENERGY CORPORATION

OVERVIEW

     We are a leading integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and in certain countries abroad. We own and operate one of the world's largest portfolios of generating plants, one of the nation's largest natural gas pipeline systems and an active energy trading and marketing operation. We are also the largest producer of natural gas liquids, or NGLs, in the United States. The services and products we provide are offered through the following seven business segments:

     FRANCHISED ELECTRIC generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. We currently operate 20,500 megawatts (MW) of generation capacity and serve over two million customers in the Carolinas. Franchised Electric conducts operations primarily through Duke Power and Nantahala Power and Light.

     NATURAL GAS TRANSMISSION provides transportation, storage and distribution of natural gas for customers throughout the east coast and southern portion of the United States and Canada. Natural Gas Transmission also provides gas gathering, processing and transportation services to customers located in British Columbia, Canada and in the Pacific northwest region of the United States. Following our acquisition of Westcoast Energy, Inc. on March 14, 2002, we currently have approximately 19,000 miles of natural gas pipelines. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation.

     FIELD SERVICES gathers, processes, transports, markets and stores natural gas and produces, transports, markets and stores NGLs. We currently produce approximately 400 million barrels per day of natural gas liquids. Field Services conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips. Field Services operates gathering systems in western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent, East Texas-Austin Chalk-North Louisiana, and onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA, or DENA, develops, operates and manages merchant generation facilities and engages in commodity sales and services related to natural gas and electric power. Our current merchant generation portfolio totals approximately 15,300 MW. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation. Prior to April 1, 2002, the Duke Energy North America business segment was combined with Duke Energy Merchants Holdings, LLC to form a segment called North American Wholesale Energy. As of June 30, 2002, management combined Duke Energy Merchants Holdings with the Other Energy Services segment. Management separated Duke Energy North America for increased reporting transparency. Previous periods have been reclassified to conform to the current presentation. As of August 1, 2002, Duke Energy's North American trading and marketing functions that were in DENA and Duke Energy Merchants Holdings, including Duke Energy Trading and Marketing and the Canadian trading operations, were consolidated into one group.

     INTERNATIONAL ENERGY develops, operates and manages natural gas transportation and power generation facilities and engages in energy trading and marketing of natural gas and electric power. Our current operating portfolio includes approximately 5,300 MW of power generation facilities and approximately

2,200 miles of natural gas pipelines. International Energy conducts operations primarily through Duke Energy International, LLC and its activities target the Latin American, Asia-Pacific and European regions.

     OTHER ENERGY SERVICES is composed of diverse energy businesses, operating primarily through Duke Energy Merchants Holdings, Duke/Fluor Daniel and Energy Delivery Services. Duke Energy Merchants Holdings engages in commodity buying and selling, and risk management and financial services in the energy commodity markets other than natural gas and power (such as refined products, liquefied petroleum gas, residual fuels, crude oil and coal). Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. It is a 50/50 partnership between Duke Energy and Fluor Enterprises, Inc., a wholly owned subsidiary of Fluor Corporation. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. It was formed in the second quarter of 2002 from the power delivery services component of Duke Engineering & Services, Inc. This unit was excluded from the sale of Duke Engineering & Services on April 30, 2002. Other Energy Services also retained the portion of DukeSolutions, Inc. that was not sold on May 1, 2002. Duke Engineering & Services and DukeSolutions were included in Other Energy Services through the date of their sale.

     DUKE VENTURES is composed of other diverse businesses, operating primarily through Crescent Resources, LLC, DukeNet Communications, LLC and Duke Capital Partners, LLC. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the southeastern and southwestern United States. DukeNet Communications develops and manages fiber optic communications systems for wireless, local and long distance communications companies and selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant banking company, provides debt and equity capital and financial advisory services primarily to the energy industry.

BUSINESS STRATEGY

     Our strategy is to develop, operate and actively manage integrated energy businesses in targeted regions where our extensive capabilities in developing energy assets, operating electric power, natural gas and NGL facilities, optimizing commercial operations and managing risk can provide comprehensive energy solutions for our customers and create value for our shareholders. The key elements of our strategy include:

     DELIVER ENERGY AND ENERGY-RELATED PRODUCTS AND SERVICES TO CUSTOMERS WORLDWIDE. In North America, we own and operate natural gas pipeline infrastructure, regulated and merchant power generation facilities, and natural gas gathering and processing facilities. We also market and trade a variety of energy commodities, including natural gas, power, NGLs and refined products. We provide structured origination and risk management expertise to customers across the energy spectrum. Internationally, we own and operate integrated electric and natural gas businesses in markets such as Latin America, Asia Pacific and Europe, where deregulation, privatization and liberalization are opening energy markets to competition.

     ACTIVELY MANAGE OUR ASSET PORTFOLIO. We utilize a portfolio management strategy, rather than focusing on stand-alone projects or assets, that strives to capture the greatest value by seeking opportunities to invest in energy assets in markets that have capacity needs and to divest other assets when significant value can be realized. This strategy enables us to monetize certain assets and maintain financial flexibility to pursue other attractive opportunities. Additionally, this strategy prevents the institutionalized ownership of any asset by encouraging us to continually optimize our asset portfolio.

     MITIGATE EXPOSURE THROUGH DISCIPLINED RISK MANAGEMENT POLICIES. Through our enterprise risk management group, we actively manage the risks that our business segments face. We believe managing risk at the corporate level is consistent with the portfolio approach we use with our assets. Our risk management policies are designed to help determine lines of business offering attractive risk returns, assess current and future risk/return characteristics of the enterprise and recommend appropriate strategic modifications. We actively manage our commodity, interest rate, foreign currency and credit risks through established policies that limit our exposure and require daily reporting to management of potential financial exposure. Our risk management policies are designed to mitigate our downside exposures while complementing the operations of each of our business segments.

RECENT DEVELOPMENTS

     On September 20, 2002, Duke Energy announced a reduction in earnings estimates for 2002. We currently estimate earnings for 2002 to be $1.95 to $2.05 per share, before the effect of the one-time charges discussed below. This reduction in estimated earnings was driven primarily by the severely weakened merchant energy markets served by DENA. We estimate that ongoing earnings for the second half of 2002 will most likely be split approximately 60% for the third quarter and approximately 40% for the fourth quarter.

     We also announced that we have reduced our capital expenditure plans in response to prevailing market conditions in order to maintain financial flexibility. While capital spending of between $6 billion and $8 billion was initially expected for 2002, we have determined that our capital expenditure plans for the year will be $6.2 billion, excluding the acquisition of Westcoast Energy. Capital spending for the year 2003 has also been reduced to a planned $3.5 billion, all of which the Company intends to fund through internal cash flow, after dividend payments, and including limited asset sales.

     We also announced our decision to defer construction of three DENA natural gas-fueled generating facilities slated for commercial operation in 2003 in response to the current conditions in the wholesale energy market in the Western United States. The deferrals will remain in place until market conditions and demand for additional generation in the region improves. The facilities include the Grays Harbor Facility in Grays Harbor County, Washington, the Deming Energy Facility in Luna County, New Mexico and the Moapa Energy Facility in Clark County, Nevada. However, we will continue construction activities of the Fayette Energy Facility in Fayette County, Pennsylvania and the Hanging Rock Energy Facility in Lawrence County, Ohio.

     In addition, we will be negotiating new terms for the purchase of turbines and associated equipment from General Electric. This renegotiation, along with the construction deferrals and the write-off of associated demobilization costs and certain site development costs, could result in a one-time charge in the range of $250 to $300 million to be taken against Duke Energy's earnings for the third quarter 2002.

                                  THE OFFERING

Common stock offered..........   54,500,000 shares

Common stock to be outstanding
after this offering...........   888,884,877 shares

Use of proceeds...............   Repayment of indebtedness incurred in
                                 connection with our acquisition of Westcoast.

New York Stock Exchange
symbol........................   "DUK"

     The number of shares of common stock offered and to be outstanding after this offering does not include 8,175,000 shares of common stock that the underwriters have an option to purchase from us within 30 days of the date of this prospectus supplement to cover over-allotments.

     The number of shares of common stock to be outstanding after this offering is based on 834,384,877 shares outstanding as of August 31, 2002.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary consolidated financial information set forth below should be read in conjunction with our consolidated financial statements and the related notes and other financial and operating data incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                           SIX MONTHS ENDED             YEARS ENDED
                                               JUNE 30,                DECEMBER 31,
                                           -----------------   -----------------------------
                                            2002      2001      2001       2000(1)   1999(2)
                                           -------   -------   -------     -------   -------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Operating revenues.......................  $28,218   $32,071   $59,503     $49,318   $21,766
Earnings before interest and taxes.......    1,808     2,156     4,256       4,014     2,043
Earnings available for common
  stockholders...........................      849       869     1,884(3)    1,757     1,487(4)
Weighted-average common shares
  outstanding(5).........................      809       759       767         736       729
Earnings per common share (before
  extraordinary item and cumulative
  effect of change in accounting
  principle)(5)
  Basic..................................  $  1.05   $  1.27   $  2.58     $  2.39   $  1.13
  Diluted................................     1.04      1.26      2.56        2.38      1.13
Earnings per common share(5)
  Basic..................................  $  1.05   $  1.14   $  2.45(3)  $  2.39   $  2.04(4)
  Diluted................................     1.04      1.13      2.44(3)     2.38      2.03(4)
Dividends per common share(5)............    0.825     0.825      1.10        1.10      1.10

                                                               AS OF        AS OF
                                                              JUNE 30,   DECEMBER 31,
                                                                2002         2001
                                                              --------   ------------
                                                                   (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets................................................  $65,192      $48,375
Short-term debt, including commercial paper.................    2,673        1,603
Long-term debt, including current maturities................   19,337       12,582
Guaranteed preferred beneficial interests in subordinated
  notes of Duke Energy or subsidiaries......................    1,407        1,407
Minority interests..........................................    2,996        2,246
Preferred and preference stock, including current sinking
  fund obligations..........................................      247          247
Common stockholders' equity.................................   14,887       12,689

---------------

(1) Reflects a pre-tax $407 million gain on the sale of our investment in BellSouth PCS. The effect per basic share of common stock of this gain was $0.34.

(2) Reflects a pre-tax $800 million charge for estimated injury and damages claims. The effect per basic share of common stock of this charge was $0.67.

(3) Reflects a net-of-tax cumulative effect adjustment of $96 million, or $0.13 per basic share of common stock, as a reduction in earnings in accordance with our adoption of Statement of Financial Accounting Standards No. 133.

(4) Reflects a one-time after-tax extraordinary gain of approximately $660 million, or $0.91 per basic share of common stock, attributable to the sale of certain pipeline operations on March 29, 1999.

(5) Years ended December 31, 1999 and 2000 have been restated to reflect the two-for-one common stock split effective January 26, 2001.

                                  RISK FACTORS

     Before purchasing our common stock, you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in order to evaluate an investment in our common stock.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

     OUR SALES AND RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED LOW LEVELS IN THE MARKET PRICES OF COMMODITIES THAT ARE BEYOND OUR CONTROL.

     We sell power from our generation facilities into the spot market or other competitive power markets on a contractual basis. We also enter into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins will erode as new entrants enter the market, thus leading to an oversupply in the market, and that there may be diminished opportunities for gain should low prices decline further. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Low market prices for electricity, natural gas and NGLs result from multiple factors, including:

     - weather conditions;

     - seasonality;

     - supply of and demand for energy commodities;

     - illiquid markets;

     - general economic conditions, including downturns in the U.S. or other economies which impacts consumption;

     - transmission or transportation constraints or inefficiencies;

     - availability of competitively priced alternative energy sources;

     - natural gas, crude oil, refined products and coal production levels;

     - electric generation capacity;

     - capacity and transmission service into, or out of, our markets;

     - natural disasters, wars, embargoes and other catastrophic events; and

     - federal, state and foreign energy and environmental regulation and legislation.

     RECENT DEVELOPMENTS AFFECTING THE WHOLESALE POWER AND ENERGY TRADING MARKETS HAVE REDUCED MARKET ACTIVITY AND LIQUIDITY AND MAY CONTINUE TO ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     As a result of the energy crisis in California during the summer of 2001, the recent decline of natural gas prices in North America, the filing of bankruptcy by Enron Corporation, and investigations by governmental authorities into energy trading activities and increased litigation related to such inquiries, companies generally in the regulated and unregulated utility businesses have been impacted negatively. In addition, certain participants have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Recent short term, depressed spot and forward wholesale power prices during the past summer months have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

     WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under the Federal Energy Regulatory Commission's, or FERC's, market-based tariffs throughout the United States and also enter into short-term agreements to market available energy and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and energy under these agreements, then we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

     OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES.

     We actively manage the commodity price risk inherent in our energy, debt and foreign currency positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. If prices significantly deviate from historic prices, our risk management systems may not protect us from significant losses. Adverse changes in energy prices, interest rates and foreign currency exchange rates may result in economic losses in our earnings and cash flows and our balance sheet under applicable accounting rules. Although we devote a considerable amount of management effort to our trading, marketing and risk management systems, their effectiveness remains uncertain.

     OUR HEDGING PROCEDURES MAY NOT PROTECT OUR SALES AND NET INCOME FROM VOLATILITY.

     To lower our financial exposure related to commodity price fluctuations, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, we routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

     WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR MARKETING AND TRADING OPERATIONS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities.

     In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver power that they had guaranteed under contract. These defaults severely and adversely impacted the financial condition of these companies and, in some cases, have resulted in losses to their trading partners.

     We have marketing and trading operations which target the U.S., Canada and Latin American, Asia-Pacific and European regions. We incur similar trading risks and market exposures in these foreign markets. If our trading volumes in these regions increase, we will be exposed to increased market risks.

     OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our marketing, trading and risk management operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for unused electricity or gas under a long-term contract. In such event, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will lose money.

     In 2000 and 2001, tight supply and increased demand resulted in higher wholesale power prices to utilities, particularly in California. At the same time, two of the three major utilities in California operated under a retail rate freeze. As a result, there has been significant under-recovery of costs by these utilities, resulting in the filing by one utility under Chapter 11 of the U.S. Bankruptcy Code. Some utilities have suspended payments to their creditors. If any industry participants are adversely affected by the situation in California or other similar situations that may develop in the future in other markets, such participants may default on obligations to us, which would affect the profitability of our marketing and trading business.

     COMPETITION IN THE WHOLESALE POWER AND ENERGY TRADING MARKETS MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     While companies in the regulated and unregulated utility business have been universally negatively affected by recent events in the energy markets, it is possible that in the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. We believe that these changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

     Although demand for electricity is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets and have an adverse impact on our results of operations. Also, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict.

     OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas transmission are generally seasonal businesses. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our Westcoast business in Canada. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of our facilities and pipeline systems and the terms of power sale contracts and gas transmission arrangements we enter into.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

     WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS ARISING OUT OF THE ELECTRICITY SUPPLY SITUATION IN CALIFORNIA AND OTHER WESTERN STATES.

     Litigation arising out of the California electricity supply situation has been filed with the FERC and in California courts against sellers of energy to the California Independent System Operator. The plaintiffs and intervenors in these proceedings allege abuse of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, among other things, and seek price caps on wholesale sales in California and other western power markets, refunds of excess profits allegedly earned on these sales, and other relief, including treble damages and attorneys' fees. Duke Energy and some of its subsidiaries have been named as defendants, among other corporate and individual defendants, in one or more of a total of 14 lawsuits brought by or on behalf of electricity purchasers in California, with one suit filed on behalf of a Washington State electricity purchaser. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into the causes of high wholesale electricity prices in the western U.S. An investigation by the California Public Utilities Commission recently alleged that we were among five energy companies that withheld electricity from their California plants, resulting in sharp increases in California electricity prices. We cannot predict the outcome of any such proceedings or whether the ultimate impact on us of the electricity supply situation in California and other western states will be material.

     WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE CONDUCTING OF ANY "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. In particular, the activities of Enron Corporation and other energy traders in allegedly using "roundtrip" trades which involve the prearrangement of simultaneously executed and offsetting buy and sell trades for the purpose of increasing reported revenues or trading volumes, or influencing prices and which lack a legitimate business purpose, has resulted in increased public and regulatory scrutiny. To date, we have responded to requests for information from the FERC, related to an investigation of natural gas transactions in the western U.S. and Texas markets during the years 2000 and 2001, and the Securities and Exchange Commission, or SEC, related to an investigation of "roundtrip" energy transactions from January 1999 to the present. We also have received and are responding to subpoenas and supplemental requests for information regarding gas and power trading activities from the Houston office of the U.S. Attorney relating to a Houston grand jury inquiry, which involve the same issues and time period covered by the SEC requests, and from the Commodity Futures Trading Commission.

     Such inquiries are ongoing and continue to adversely affect the energy trading business as a whole. We may see these adverse effects continue as a result of the uncertainty of these ongoing inquiries or additional inquiries by other federal or state regulatory agencies. In addition, we cannot predict the outcome of any of these inquiries, including the grand jury inquiry, or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     Also, several class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged roundtrip trades inflating our revenue and earnings. Such lawsuits could lead to settlements, civil damages or other litigation costs that could be adverse to our business.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     The regulatory environment applicable to the electric power industry has recently undergone substantial changes, both on a federal and a state level, which have had a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. These changes are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     We are subject to regulation by the SEC under the Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, which regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. The rates charged by our domestic utility subsidiaries are approved by the FERC, the North Carolina Utilities Commission, or the NCUC, and the South Carolina Public Service Commission, or the SCPSC. The NCUC and the SCPSC regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail generation and distribution rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own are qualifying facilities under PURPA or are exempt wholesale generators. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While we are currently exempt from registration under PUHCA, we may lose that exemption if we fail to comply with our exemptive order from the SEC. If we were to lose our exemption, we would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast purchase.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Certain restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed. If the current trend towards competitive restructuring of the wholesale and retail power markets is reversed, discontinued or delayed, our business models may be inaccurate and we may face difficulty in growing our business and generating revenues in accordance with our current business plans.

     The FERC has proposed to broaden its regulations that restrict relations between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. The proposed rules would limit communications between a jurisdictional company and all our affiliates engaged in energy activities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS DUE TO THE FERC AND REGIONAL REGULATION OF WHOLESALE MARKET TRANSACTIONS FOR ELECTRICITY AND GAS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered.

     The FERC has issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives. In addition, other companies' ability to access and compete for our existing "native-load" transmission customers may negatively affect our business leading to declining prices for transmission services as a result of this competition.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES, AND OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     Recently, some entities have brought litigation or regulatory proceedings aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of generating facilities that are qualifying facilities under PURPA. Many qualifying facilities sell their electric output to utilities and other entities pursuant to long-term contracts at prices that are based upon the incremental cost that, at the time of contracting, it was estimated that it would cost the utility or entity to generate or purchase the power from another source. In some cases, these prices are now substantially in excess of market prices. In addition, in the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with qualifying facilities or with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or RTOs, may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     Currently, Franchised Electric operates with exclusive rights to supply electricity in a franchised service territory of 22,000 square miles in North Carolina and South Carolina. Our financial performance in our franchised service territory is likely to be affected by differences in the market and regulatory structures in various regional power markets. Problems that may arise in the formation and operation of new RTOs, may result in delayed or disputed collection of revenues. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     THE RECENTLY ENACTED RATE FREEZE AFFECTING OUR NORTH CAROLINA UTILITY WILL LIMIT OUR ABILITY TO PASS ON TO OUR CUSTOMERS OUR COST OF PRODUCING ELECTRICITY.

     In June 2002, the State of North Carolina passed new clean air legislation that freezes electric utility rates from June 20, 2002 to December 31, 2007, in order for North Carolina electric utilities, including Duke Energy, to make significant reductions in emissions of sulfur dioxide and nitrogen oxides from the state's coal-fired power plants over the next ten years. We estimate the cost of achieving the proposed emission reductions to be approximately $1.5 billion. While we expect to recover 70% of the total estimated costs of plant improvements through the terms of the legislation, there is no guarantee that we will recover such amount. In addition, it is unclear how the NCUC will determine how any remaining costs will be recovered. As a result of the rate freeze, we will be limited in the amount of revenue our North Carolina utility generates in relation to operational costs and the amount of recovery for our costs of emission reductions.

GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations conducted through Duke Energy Gas Transmission Corporation and its subsidiaries are subject to the FERC's rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC's regulatory authority extends to:

     - transportation of natural gas;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     In 2000, the FERC issued Order 637, which sets forth revisions to its policies governing the regulation of interstate natural gas pipelines. Some of our pipeline and storage companies were among several parties who filed appeals in the District of Columbia Circuit Court of Appeals seeking court review of various aspects of the Order. Based on the court's order, FERC issued an interim policy on certain of the issues remanded by the court and has requested comments on the remanded issues. We have filed comments with the FERC, and the matter is now pending before the FERC. We made an Order 637 compliance filing with the FERC during 2001. The FERC issued orders approving, subject to modifications, the pro forma tariff sheets submitted by us. However, we have filed for rehearing of the order with respect to certain issues. The matter is now pending before the FERC. Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has proposed to broaden its regulations on jurisdictional companies, as described above. The proposed rules would limit communications between a jurisdictional company and all our affiliates engaged in energy activities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

     Texas Eastern and Algonquin currently have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying Texas Eastern and Algonquin's rates, except for certain allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. The Texas Eastern settlement will expire on December 31, 2003 and the Algonquin settlement will expire on May 1, 2003, at which time the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in either Texas Eastern or Algonquin being required to adjust its rates.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON WESTCOAST'S BUSINESS AND OPERATIONS.

     Through the acquisition of Westcoast, we added a significant network of mostly Canadian-based natural gas assets, including transmission pipeline, gathering and processing facilities, storage facilities and distribution systems. The majority of these assets are subject to various degrees of regulation. Currently, Westcoast's interprovincial gathering, processing and transmission facilities and operations, are regulated by the National Energy Board and its storage and distribution facilities and operations are regulated by various provincial regulatory authorities. Changes in the regulation of Westcoast's facilities and operations may be beyond its control and may impact its capacity to conduct its business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which Westcoast conducts its business and operates its facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on Westcoast's business and operations.

     A toll settlement approved by the National Energy Board establishes methods for setting Westcoast's revenue requirements and tolls for transmission services for a two-year period ending December 31, 2003. Upon its expiration, Westcoast may renegotiate the toll settlement and/or apply to the National Energy

Board to modify its tolls. It is not possible to predict the impact of these alternative courses of action on Westcoast's tolls for transmission services.

     Westcoast's southern mainline and the Fort Nelson mainline systems are currently fully contracted. The Fort St. John mainline continues to be under-utilized by approximately 159 MMcf per day or 24% of its total contractible capacity. Shippers with firm transmission service that expires on October 31 of any year may give notice to Westcoast, prior to September 30 of the previous year, to renew such service effective November 1. Approximately 55% by volume of transmission service on the southern mainline and 40% by volume of transmission service on the northern mainline is subject to renewal effective November 1, 2003 and the balance at varying times thereafter.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which Westcoast's facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS WILL BE SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT THE RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management. For example, the U.S. Environmental Protection Agency has recently promulgated more stringent air quality standards for particulate matter emitted from power plants and is developing new policies concerning the protection of endangered species and sediment contamination based on new interpretations of the Clean Water Act. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to be substantial in the future.

     Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. The steps we take to bring our facilities into compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Further, our regulatory rate structure and our contracts with clients may not necessarily allow us to recover capital costs we incur to comply with new environmental regulations such as the rate freeze being imposed by the NCUC. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In addition, in connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

ACCOUNTING POLICY RISKS

     POTENTIAL CHANGES IN ACCOUNTING PRACTICES FOR THE ENERGY INDUSTRY MAY CAUSE US TO REVISE OUR FINANCIAL DISCLOSURE IN THE FUTURE, WHICH MAY CHANGE THE WAY ANALYSTS MEASURE OUR BUSINESS OR FINANCIAL PERFORMANCE.

     Recently discovered accounting irregularities in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies' relationships with their independent auditors and retirement plan practices. While it is still unclear what laws or regulations will develop, we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically.

     In addition, new accounting standards could be enacted by the Financial Accounting Standards Board or the SEC which could impact the way we are required to record revenues, assets and liabilities. For instance, SFAS No. 143, "Accounting for Asset Retirement Obligations," which we must implement by January 1, 2003, will require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate can be made. Such change in recognition could lead to an increase in our liabilities related to certain assets, therefore reducing our overall reported assets. Other future changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities which in turn could affect our reported results of operations.

FINANCING RISK

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     - further economic downturns;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity and gas;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     - the overall health of the utility industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND TO PAY DIVIDENDS ON OUR COMMON STOCK, AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our electric utilities, as well as the expansion of our diversified businesses. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     - increasing the cost of future debt financing;

     - prohibiting the payment of dividends on our common stock or adversely impacting our ability to pay such dividends at the current rate;

     - making it more difficult for us to satisfy our existing financial obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and Moody's Investors Service, Inc. rate our senior, unsecured debt at A and A1, respectively, with our Moody's rating on review for potential downgrade. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a high interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall below A-1 or P-1, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit our access to the commercial paper market.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, our ability to profitably operate our power and gas trading businesses would be diminished because we would likely have to deposit collateral of cash or cash related instruments which would reduce our profits.

OPERATIONAL RISKS

     IF WE DO NOT SUCCESSFULLY INTEGRATE RECENTLY ACQUIRED OR NEW ASSETS INTO OUR OPERATIONS, WE MAY INCUR SIGNIFICANT EXPENSES AND LOSSES.

     We may not be able to successfully or profitably integrate, operate, maintain and manage our recently acquired or developed assets in a competitive environment. Our ability to successfully integrate acquired assets into our operations, such as Westcoast, will depend on, among other things, the adequacy of our implementation plans and the ability to achieve desired operating efficiencies. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. Unexpected costs or challenges may also arise whenever businesses with different operations and management are combined. We will experience increased costs and losses on our investments if we are unable to successfully integrate new assets into our operations.

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic and political conditions in certain countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of certain customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. In certain conditions under which we develop or acquire projects, or make investments, economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities and permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.

     WE ARE SUBJECT TO THE RISKS OF NUCLEAR GENERATION.

     Our three nuclear stations, Oconee, Catawba and McGuire subject us to the risks of nuclear generation, which include:

     - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the Nuclear Regulatory Commission has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the Nuclear Regulatory Commission could necessitate substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase our compliance costs and impact the results of operations of our facilities.

     FIELD SERVICES ACCOUNTING ADJUSTMENTS IN 2002 COULD AFFECT OUR RESULTS OF OPERATIONS.

     Field Services has been conducting an internal review of various balance sheet accounts and anticipates completing this review by December 31, 2002. As previously disclosed, this review has already resulted in Field Services booking reserves for gas imbalances, making adjustments to gas inventories and recording other miscellaneous charges of $13 million in the first quarter of 2002 and $34 million in the second quarter of 2002. Field Services anticipates additional adjustments could be required prior to the end of 2002. Although the effect of these adjustments has not yet been determined, based on the facts known today, any such adjustments are not expected to be material to Duke Energy Corporation. The impact to us of these adjustments would reflect our approximate 70% ownership of Field Services.

     RECENT TERRORIST ACTIVITIES AND THE POTENTIAL FOR MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations. In addition, future acts of terrorism could be directed against companies operating in the United States. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business. In particular, we may experience increased capital or operating costs to implement increased security for our plants, including our nuclear power plants under the Nuclear Regulatory Commission's design basis threat requirements, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                                USE OF PROCEEDS

     Our net proceeds from the sale of shares of our common stock in this offering are estimated to be approximately $974 million (approximately $1.120 billion if the underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from the offering of common stock primarily to make a capital contribution to Duke Capital Corporation so that Duke Capital can repay outstanding commercial paper which originally was issued to fund a portion of the cash consideration paid in the acquisition of Westcoast. At September 20, 2002, Duke Capital had approximately $1.528 billion of commercial paper outstanding which had a weighted average interest rate of 1.96% and maturities of approximately four months or less.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on the New York Stock Exchange, or NYSE, under the symbol "DUK." The following table sets forth on a per share basis the high and low intra-day prices for our common stock for the periods indicated.

                                                               COMMON STOCK
                                                                   PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
2000:
First Quarter...............................................  $28.97   $22.88
Second Quarter..............................................   31.38    25.94
Third Quarter...............................................   43.69    28.22
Fourth Quarter..............................................   45.22    39.41
2001:
First Quarter...............................................   40.40    32.12
Second Quarter..............................................   39.20    29.09
Third Quarter...............................................   42.85    34.39
Fourth Quarter..............................................   41.35    32.22
2002:
First Quarter...............................................   40.00    31.99
Second Quarter..............................................   39.60    28.50
Third Quarter (through September 25, 2002)..................   31.10    17.81

     The reported last sale price of our common stock on September 25, 2002 on the NYSE was $18.35 per share. As of August 31, 2002, there were approximately 149,142 holders of record of our common stock.

                                   DIVIDENDS

     We have paid cash dividends on our common stock without interruption since 1926. We paid a quarterly dividend of $0.275 per share in each of 2000 and 2001 and each of the first, second and third quarters of 2002. Future dividends will depend upon our future earnings, financial condition and other factors affecting dividend policy.

     We have an InvestorDirect Choice Plan pursuant to which holders of our common stock may automatically reinvest their common stock dividends in shares of our common stock. Holders who become participants in the plan may also make optional cash payments (not more than $100,000 per calendar year) to be invested in shares of our common stock. For information concerning the InvestorDirect Choice Plan, write us at Duke Energy Corporation, Investor Relations Department, P.O. Box 1005, Charlotte, NC 28201-1005.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2002:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of the 54,500,000 shares of our common stock in this offering and the application of the net proceeds as described under "Use of Proceeds".

     You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and accompanying prospectus.

                                                               AS OF JUNE 30, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                  (IN MILLIONS)
Short-term debt, including commercial paper.................  $ 2,673     $ 1,699
                                                              -------     -------
Long-term debt, including current maturities:
  First and refunding mortgage bonds........................      790         790
  Other long-term debt......................................    3,665       3,665
  Long-term debt of subsidiaries............................   14,882      14,882
                                                              -------     -------
     Total long term debt...................................   19,337      19,337
                                                              -------     -------
Guaranteed preferred beneficial interests in subordinated
  notes of Duke Energy or subsidiaries......................    1,407       1,407
                                                              -------     -------
Minority interests..........................................    2,996       2,996
                                                              -------     -------
Preferred and preference stock, including current sinking
  fund obligations:
  With sinking fund requirements............................       38          38
  Without sinking fund requirements.........................      209         209
                                                              -------     -------
     Total preferred stock, including current sinking fund
      obligations...........................................      247         247
                                                              -------     -------
Common stockholders' equity:
  Common stock, no par; 2 billion shares authorized;
     832 million shares outstanding, actual and 887 million
     shares outstanding, as adjusted........................    8,184       9,158
  Retained earnings.........................................    6,553       6,553
  Accumulated other comprehensive income....................      150         150
                                                              -------     -------
     Total common stockholders' equity......................   14,887      15,861
                                                              -------     -------
          Total capitalization..............................  $41,547     $41,547
                                                              =======     =======

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following summary describes the material United States federal income tax consequences of the ownership of common stock by a Non-United States Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income taxes and does not deal with foreign, state and local tax consequences that may be relevant to such Non-United States Holders in light of their personal circumstances. Special rules may apply to certain Non-United States Holders, such as certain United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such Non-United States Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

     If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their own tax advisors.

     As used herein, a "United States Holder" of common stock means a holder that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-United States Holder" is a holder that is not a United States Holder.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States, and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-United States Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid will be required (a) to complete Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are entities rather than individuals.

     A Non-United States Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

     A Non-United States Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and, if it is a corporation, may be subject to the branch profits tax on such gain at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

     We have not determined whether we are a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a United States real property holding corporation, provided that the common stock is regularly traded on an established securities market, only a Non-United States Holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than five percent of the common stock will be subject to United States federal income tax on the disposition of the common stock.

FEDERAL ESTATE TAX

     Common stock held by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to such holder and the tax withheld, if any, with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

     A Non-United States Holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................  21,810,900
Banc of America Securities LLC..............................   2,904,850
Deutsche Bank Securities Inc. ..............................   2,904,850
Goldman, Sachs & Co. .......................................   2,904,850
J.P. Morgan Securities Inc. ................................   2,904,850
Salomon Smith Barney Inc. ..................................   2,904,850
Wachovia Securities, Inc. ..................................   2,904,850
ABN AMRO Rothschild LLC.....................................   1,635,000
CIBC World Markets Corp. ...................................   1,635,000
Credit Suisse First Boston Corporation......................   1,635,000
Scotia Capital (USA) Inc. ..................................   1,635,000
TD Securities (USA) Inc. ...................................   1,635,000
UBS Warburg LLC.............................................   1,635,000
Barclays Bank PLC...........................................     545,000
Blaylock & Partners, L.P. ..................................     136,250
BNP Paribas Securities Corp. ...............................     272,500
Commerzbank Capital Markets Corporation.....................     545,000
Credit Lyonnais Securities (USA) Inc. ......................     545,000
Dresdner Kleinwort Wasserstein Securities LLC...............     545,000
Mizuho International PLC....................................     545,000
RBC Capital Markets.........................................     545,000
SG Cowen Securities Corporation.............................     545,000
SunTrust Capital Markets, Inc. .............................     272,500
Tokyo-Mitsubishi Securities (USA), Inc. ....................     545,000
WestLB Panmure Ltd. ........................................     272,500
The Williams Capital Group, L.P. ...........................     136,250
                                                              ----------
          Total.............................................  54,500,000
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the several obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer some of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. The underwriters may also offer some of the shares of common stock to securities dealers at a price that represents a concession not in excess of $0.30 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be changed by Morgan Stanley & Co. Incorporated on behalf of the underwriters.

     We have granted to the underwriters an option to purchase from us within 30 days from the date of this prospectus supplement up to an aggregate of 8,175,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock offered by all the underwriters. If the underwriters' over-allotment option is exercised in full, the total public offering price would be approximately $1.150 billion, the total underwriting discounts and commissions would be approximately $29 million and the total proceeds to us, before offering expenses, would be approximately $1.121 billion.

     We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1 million.

     Our common stock is listed on the New York Stock Exchange and trades under the symbol "DUK," and the shares of common stock offered hereby have been approved for listing subject to official notice of issuance. No underwriter is obligated to make a market in our common stock and any market making may be discontinued at any time without notice.

     In connection with this offering, certain of the underwriters may distribute prospectuses electronically.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make under the Securities Act of 1933.

     We and our executive officers have each agreed that subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and our executive officers will not, during the 60-day period after the date of this prospectus supplement:

     - offer, pledge, sell or contract to sell any shares of common stock,

     - sell any option or contract to purchase any shares of common stock,

     - purchase any option or contract to sell any shares of common stock,

     - grant any option, right or warrant for the sale of any shares of common stock,

     - lend or otherwise dispose of or transfer any shares of common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This agreement does not apply to issuances under our employee or director compensation plans or our employee or other investment plans. Morgan Stanley & Co. Incorporated on behalf of the underwriters, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of the common stock compared to the price available under the over-allotment option. The underwriters may also sell common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of common stock in the offering. As an additional means of facilitating the offering of common stock, the underwriters may bid for and purchase any shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, some of the underwriters and their affiliates have provided, and continue to provide, investment banking and commercial banking services to us and our affiliates.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, as independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the offering of the common stock will be passed on for us by Edward M. Marsh, Jr., Esq., who is our Deputy General Counsel and Assistant Secretary, and by Simpson Thacher & Bartlett, New York, New York, and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. In rendering their opinions, Simpson Thacher & Bartlett and Sidley Austin Brown & Wood LLP will rely upon Mr. Marsh as to all matters of North Carolina law. As of September 23, 2002, Mr. Marsh owned 10,512 shares of our common stock or common stock units and options to purchase 36,350 shares, 10,800 of which were exercisable.

PROSPECTUS

                                 $2,000,000,000

                            DUKE ENERGY CORPORATION

                                  SENIOR NOTES
                           JUNIOR SUBORDINATED NOTES
                       FIRST AND REFUNDING MORTGAGE BONDS
                                  COMMON STOCK
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                             ---------------------

                         DUKE ENERGY CAPITAL TRUST III

                          DUKE ENERGY CAPITAL TRUST IV

                          DUKE ENERGY CAPITAL TRUST V

                           TRUST PREFERRED SECURITIES
                 GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY

                            DUKE ENERGY CORPORATION

                             ---------------------

     This prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     The Common Stock of Duke Energy is listed on the New York Stock Exchange under the symbol "DUK."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated August 27, 2002.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Duke Energy, Duke Energy Capital Trust III, Duke Energy Capital Trust IV and Duke Energy Capital Trust V filed with the SEC utilizing a "shelf" registration process. Under the shelf registration process, Duke Energy may issue Senior Notes, Junior Subordinated Notes, First and Refunding Mortgage Bonds, Common Stock, Stock Purchase Contracts and Stock Purchase Units and the Trusts may issue Preferred Securities in one or more offerings up to a total dollar amount of $2,000,000,000.

     This prospectus provides general descriptions of the securities Duke Energy and the Trusts may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the caption "Where You Can Find More Information."

                            DUKE ENERGY CORPORATION

     Duke Energy, together with its subsidiaries, an integrated provider of energy and energy services, offers physical delivery and management of both electricity and natural gas throughout the United States and abroad. Duke Energy, together with its subsidiaries, provides these and other services through seven business segments:

     o Franchised Electric

     o Natural Gas Transmission

     o Field Services

     o North American Wholesale Energy

     o International Energy

     o Other Energy Services

     o Duke Ventures

     Franchised Electric generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. It conducts operations primarily through Duke Power and Nantahala Power and Light. These electric operations are subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC"), the North Carolina Utilities Commission and the Public Service Commission of South Carolina.

     Natural Gas Transmission provides transportation, storage and distribution of natural gas for customers throughout the east coast and southern portion of the United States and Canada. Natural Gas Transmission provides gas gathering, processing and transportation services to customers located in British Columbia, Canada and in the Pacific northwest region of the United States. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy acquired Westcoast Energy, Inc. on March 14, 2002. Interstate natural gas transmission and storage operations in the United States are subject to the FERC's rules and regulations while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     Field Services gathers, processes, transports, markets and stores natural gas and produces, transports, markets and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by Phillips Petroleum. Field Services operates gathering systems in western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent, East Texas-Austin Chalk-North Louisiana, and onshore and offshore Gulf Coast areas.

     Duke Energy North America develops, operates and manages merchant generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation. Prior to April 1, 2002, the Duke Energy North America business segment was combined with Duke Energy Merchants Holdings, LLC to form a segment called North American Wholesale Energy. As of June 30, 2002, management combined Duke Energy Merchants Holdings with the Other Energy Services segment. Management separated Duke Energy North America for increased reporting transparency. Previous periods have been reclassified to conform to the current presentation. As of August 1, 2002, Duke Energy's North American trading and marketing functions currently in Duke Energy North America and Duke Energy Merchants Holdings, including Duke Energy Trading and Marketing and the Canadian trading operations, were consolidated into one group.

     International Energy develops, operates and manages natural gas transportation and power generation facilities and engages in energy trading and marketing of natural gas and electric power. It conducts operations primarily through Duke Energy International, LLC and its activities target the Latin American, Asia-Pacific and European regions.

     Other Energy Services is composed of diverse energy businesses, operating primarily through Duke Energy Merchants Holdings, Duke/Fluor Daniel and Energy Delivery Services. Duke Energy Merchants Holdings engages in commodity buying and selling, and risk management and financial services in the energy commodity markets other than natural gas and power (such as refined products, liquefied petroleum gas, residual fuels, crude oil and coal).

     Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. It is a 50/50 partnership between Duke Energy and Fluor Enterprises, Inc., a wholly owned subsidiary of Fluor Corporation. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. It was formed in the second quarter of 2002 from the power delivery services component of Duke Engineering & Services, Inc. This segment was excluded from the sale of Duke Engineering & Services on April 30, 2002. Other Energy Services also retained the portion of DukeSolutions, Inc. that was not sold on May 1, 2002. Duke Engineering & Services and DukeSolutions were included in Other Energy Services through the date of their sale.

     Duke Ventures is composed of other diverse businesses, operating primarily through Crescent Resources, LLC, DukeNet Communications, LLC and Duke Capital Partners, LLC. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the southeastern and southwestern United States. DukeNet Communications develops and manages fiber optic communications systems for wireless, local and long distance communications companies and selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant banking company, provides debt and equity capital and financial advisory services primarily to the energy industry.

     The foregoing information about Duke Energy and its business segments is only a general summary and is not intended to be comprehensive. For additional information about Duke Energy and its business segments, you should refer to the information described under the caption "Where You Can Find More Information."

     Duke Energy is a North Carolina corporation. Its principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202 (telephone (704) 594-6200).

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

                                              YEAR ENDED DECEMBER 31,           SIX MONTHS
                                        -----------------------------------   ENDED JUNE 30,
                                        1997(1)   1998   1999   2000   2001        2002
                                        -------   ----   ----   ----   ----   --------------
Ratio of Earnings to Fixed Charges....    4.0     4.5    2.7    3.6    3.8         2.7

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.
---------------

(1) Data reflects accounting for the stock-for-stock merger of Duke Energy and PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

                                USE OF PROCEEDS

     Unless Duke Energy states otherwise in the accompanying prospectus supplement, Duke Energy intends to use the net proceeds from the sale of any offered securities:

     o to redeem or purchase from time to time presently outstanding securities when it anticipates those transactions will result in an overall cost savings;

     o to repay maturing securities;

     o to finance its ongoing construction program; or

     o for general corporate purposes.

     The proceeds from the sale of Preferred Securities by a Trust will be invested in Junior Subordinated Notes issued by Duke Energy. Except as Duke Energy may otherwise describe in the related prospectus supplement, Duke Energy expects to use the net proceeds from the sale of such Junior Subordinated Notes to the applicable Trust for the above purposes.

                              RECENT DEVELOPMENTS

     Duke Energy adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life, as previously required. Instead, goodwill amounts are subject to a fair-value-based annual impairment assessment. Duke Energy did not recognize any material impairment due to the implementation of SFAS No. 142. The standard also requires certain identifiable intangible assets to be recognized separately and amortized as appropriate upon reassessment. No adjustments to intangibles were identified by Duke Energy at transition.

     The following table shows what net income and earnings per share would have been if amortization (including any related tax effects) related to goodwill that is no longer being amortized had been excluded from prior periods.

                                                                    FOR THE YEAR ENDED
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Income Before Extraordinary Item and Cumulative Effect of
  Change in Accounting Principle............................   $1,994     $1,776     $  847
Extraordinary Gain, net of tax..............................       --         --        660
Cumulative Effect of Change in Accounting Principle, net of
  tax.......................................................      (96)        --         --
                                                               ------     ------     ------
  Reported net income.......................................    1,898      1,776      1,507
  Add back: Goodwill amortization, net of tax...............       75         56         39
                                                               ------     ------     ------
  Adjusted net income.......................................   $1,973     $1,832     $1,546
                                                               ======     ======     ======
BASIC EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE)
  Reported earnings per share...............................   $ 2.58     $ 2.39     $ 1.13
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.68     $ 2.46     $ 1.18
                                                               ------     ------     ------
DILUTED EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE)
  Reported earnings per share...............................   $ 2.56     $ 2.38     $ 1.13
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.66     $ 2.45     $ 1.18
                                                               ------     ------     ------

                                                                    FOR THE YEAR ENDED
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
BASIC EARNINGS PER SHARE
  Reported earnings per share...............................   $ 2.45     $ 2.39     $ 2.04
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.55     $ 2.46     $ 2.09
                                                               ------     ------     ------
DILUTED EARNINGS PER SHARE
  Reported earnings per share...............................   $ 2.44     $ 2.38     $ 2.03
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.54     $ 2.45     $ 2.08
                                                               ------     ------     ------

                                   THE TRUSTS

     Duke Energy formed each Trust as a statutory business trust under Delaware law. Each Trust's business is defined in a trust agreement executed by Duke Energy, as depositor, and Chase Manhattan Bank USA, National Association (formerly known as Chase Manhattan Bank Delaware). Each trust agreement will be amended when Preferred Securities are issued under it and will be in substantially the form filed as an exhibit to the registration statement, of which this prospectus is a part. An amended trust agreement is called a "Trust Agreement" in this prospectus.

     The Preferred Securities and the Common Securities of each Trust represent undivided beneficial interests in the assets of that Trust. The Preferred Securities and the Common Securities together are sometimes called the "Trust Securities" in this prospectus.

     The trustees of each Trust will conduct that Trust's business and affairs. Duke Energy, as the holder of the Common Securities of each Trust, will appoint the trustees of that Trust. The trustees of each Trust will consist of:

     o two officers of Duke Energy as Administrative Trustees;

     o The JPMorgan Chase Bank as Property Trustee; and

     o Chase Manhattan Bank USA, National Association as Delaware Trustee.

     The prospectus supplement relating to the Preferred Securities of a Trust will provide further information concerning that Trust.

     No separate financial statements of any Trust are included in this prospectus. Duke Energy considers that such statements would not be material to holders of the Preferred Securities because no Trust has any independent operations and the sole purpose of each Trust is investing the proceeds of the sale of its Trust Securities in Junior Subordinated Notes. Duke Energy does not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

     The principal place of business of each Trust will be c/o Duke Energy Corporation, 526 South Church Street, Charlotte, North Carolina 28202, telephone
(704) 594-6200.

ACCOUNTING TREATMENT

     Each Trust will be treated as a subsidiary of Duke Energy for financial reporting purposes. Accordingly, Duke Energy's consolidated financial statements will include the accounts of each Trust. The Preferred Securities, along with other trust preferred securities that Duke Energy guarantees on an equivalent basis, will be presented as a separate line item in Duke Energy's consolidated balance sheets, entitled "Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Energy Corporation or

Subsidiaries." Duke Energy will record distributions that each Trust pays on the Preferred Securities as an expense in its consolidated statement of income.

                        DESCRIPTION OF THE SENIOR NOTES

     Duke Energy will issue the Senior Notes in one or more series under its Senior Indenture dated as of September 1, 1998 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes are unsecured and unsubordinated obligations and will rank equally with all of Duke Energy's other unsecured and unsubordinated indebtedness. The First and Refunding Mortgage Bonds are effectively senior to the Senior Notes to the extent of the value of the properties securing them. As of June 30, 2002, there were approximately $790,000,000 in aggregate principal amount of First and Refunding Mortgage Bonds outstanding.

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses, and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

General

     The Senior Indenture does not limit the amount of Senior Notes that Duke Energy may issue under it. Duke Energy may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Senior Indenture does not protect the holders of Senior Notes if Duke Energy engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

     The prospectus supplement for a particular series of Senior Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Senior Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Senior Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Senior Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it; and

     o any other terms.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Senior Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Senior Indenture and the limitations applicable to global securities, transfers and exchanges of the Senior Notes may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office or agency maintained by Duke Energy for such purpose.

     The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes that are denominated in a currency other than U.S. dollars.

Global Securities

     Duke Energy may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Senior Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Senior Indenture Trustee; or

     o an agent of either of them.

Redemption

     Provisions relating to the redemption of Senior Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Energy states otherwise in the applicable prospectus supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those

Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable paying agent does not receive those funds, the redemption notice will not apply, and Duke Energy will not be required to redeem those Senior Notes.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

     The Senior Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Energy must deliver to the Senior Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Senior Indenture, and Duke Energy will be relieved of its obligations under the Senior Indenture and the Senior Notes.

Modification; Waiver

     Duke Energy may modify the Senior Indenture with the consent of the holders of a majority in principal amount of the outstanding Senior Notes of all series of Senior Notes that are affected by the modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Senior Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Senior Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Senior Notes of any series required to modify the Senior Indenture, waive compliance with certain restrictive provisions of the Senior Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Senior Indenture governing modifications of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Senior Indenture for certain other purposes, without the consent of any holders of Senior Notes.

     The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Senior Indenture, including the covenant described under "Negative Pledge." The holders of a majority in principal amount of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Senior Note of the series affected.

Events of Default

     The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Senior Note of that series when due;

     o failure to pay when due any interest on any Senior Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Senior Note of that series that continues for 60 days;

     o failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority in principal amount of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Senior Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

     The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. The paying agent will pay interest on Senior Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Senior Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Senior Indenture Trustee will act as paying agent for that series of Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

Negative Pledge

     While any of the Senior Notes remain outstanding, Duke Energy will not create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any of its property, whether owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Energy, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

     The foregoing restriction does not apply with respect to, among other things:

     o purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Energy acquired after the date of the Senior Indenture;

     o mortgages, liens, pledges, security interests or other encumbrances existing on any property at the time Duke Energy acquired it, including those which exist on any property of an entity with which Duke Energy is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Energy;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Energy that existed on the date of the initial issuance of the Senior Notes;

     o pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Energy is a party;

     o liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

     o liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

     o liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

     o liens securing industrial revenue or pollution control bonds;

     o liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Energy;

     o liens created in connection with, and created to secure, a non-recourse obligation;

     o Bonds issued or to be issued from time to time under Duke Energy's First and Refunding Mortgage, and the "permitted liens" specified in Duke Energy's First and Refunding Mortgage;

     o indebtedness which Duke Energy may issue in connection with its consolidation or merger with or into any other entity, which may be its affiliate, in exchange for or otherwise in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prohibits that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prohibits that entity from incurring secured indebtedness;

     o indebtedness of any entity which Duke Energy is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Energy is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property that Duke Energy acquired, constructed, developed or improved after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition -- or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later -- to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Energy owns other than real property that is unimproved up to that time; and

     o the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Energy may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Energy equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Energy that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Energy's common stockholders' equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

Defeasance and Covenant Defeasance

     The Senior Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Senior Notes, as described in the Senior Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the covenant described under "Negative Pledge," as described in the Senior Indenture, such a release being called a "covenant defeasance" in this prospectus.

Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

     Following a defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a covenant defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Energy has been released. A defeasance may occur after a covenant defeasance.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a covenant defeasance should not be treated as a taxable exchange.

Concerning the Senior Indenture Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Senior Indenture Trustee and is also the trustee under Duke Energy's Subordinated Indenture and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

     Duke Energy will issue the Junior Subordinated Notes in one or more series under its Subordinated Indenture dated as of December 1, 1997 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Subordinated Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes are unsecured obligations of Duke Energy and are junior in right of payment to "Senior Indebtedness" of Duke Energy. You will find a description of the subordination provisions of the Junior Subordinated Notes, including a description of Senior Indebtedness of Duke Energy, under "Subordination."

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Junior Subordinated Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Junior Subordinated Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Subordinated Indenture.

General

     The Subordinated Indenture does not limit the amount of Subordinated Notes, including Junior Subordinated Notes, that Duke Energy may issue under it. Duke Energy may issue Subordinated Notes, including Junior Subordinated Notes, from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. Two forms of supplemental indenture to the Subordinated Indenture (one with respect to Junior Subordinated Notes initially issued to a Trust and the other with respect to Junior Subordinated Notes initially issued to the public) are exhibits to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Subordinated Indenture does not protect the holders of Junior Subordinated Notes if Duke Energy engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

     The prospectus supplement for a particular series of Junior Subordinated Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Junior Subordinated Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Junior Subordinated Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Junior Subordinated Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Junior Subordinated Notes through a sinking fund or to purchase the Junior Subordinated Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Junior Subordinated Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Junior Subordinated Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Junior Subordinated Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Junior Subordinated Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

     o the subordination of the Junior Subordinated Notes to any other of Duke Energy's indebtedness, including other series of Subordinated Notes; and

     o any other terms.

     The interest rate and interest and other payment dates of each series of Junior Subordinated Notes issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Preferred Securities of that Trust.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Junior Subordinated Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Junior Subordinated Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Subordinated Indenture and the limitations applicable to global securities, transfers and exchanges of the Junior Subordinated Notes may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office maintained by Duke Energy for such purpose.

     The Junior Subordinated Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Junior Subordinated Notes, including original issue discount Junior Subordinated Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Junior Subordinated Notes that are denominated in a currency other than U.S. dollars.

Global Securities

     Duke Energy may issue some or all of the Junior Subordinated Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Junior Subordinated Notes, that person will be considered the sole owner and holder of the global security and the Junior Subordinated Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Junior Subordinated Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Junior Subordinated Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Junior Subordinated Notes it represents for any purposes under the Junior Subordinated Notes or the Subordinated Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Junior Subordinated Notes is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Junior Subordinated Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Junior Subordinated Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Subordinated Indenture Trustee;

     o the Trust (if the Junior Subordinated Notes are issued to a Trust); or

     o any agent of any of them.

Redemption

     Provisions relating to the redemption of Junior Subordinated Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Junior Subordinated Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Junior Subordinated Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Junior Subordinated Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Junior Subordinated Note of that series selected for redemption except the unredeemed portion of a Junior Subordinated Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

     The Subordinated Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Subordinated Indenture and the Subordinated Notes, including the Junior Subordinated Notes, and Duke Energy must deliver to the Subordinated Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Subordinated Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Subordinated Indenture, and Duke Energy will be relieved of its obligations under the Subordinated Indenture and any Subordinated Notes, including the Junior Subordinated Notes.

Modification; Waiver

     Duke Energy may modify the Subordinated Indenture with the consent of the holders of a majority in principal amount of the outstanding Subordinated Notes of all series that are affected by the modification, voting as one class. The consent of the holder of each outstanding Subordinated Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Subordinated Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Subordinated Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Subordinated Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Subordinated Notes of any series required to modify the Subordinated Indenture, waive compliance with certain restrictive provisions of the Subordinated Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Subordinated Indenture governing modifications of the Subordinated Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Subordinated Indenture for certain other purposes, without the consent of any holders of Subordinated Notes, including Junior Subordinated Notes.

     The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Subordinated Indenture. The holders of a majority in principal amount of the outstanding Subordinated Notes of all series under the Subordinated Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Subordinated Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Subordinated Note of the series affected.

     Duke Energy may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

Events of Default

     The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Junior Subordinated Note of that series when due;

     o failure to pay when due any interest on any Junior Subordinated Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Junior Subordinated Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Junior Subordinated Note of that series that continues for 60 days;

     o failure to perform any covenant in the Subordinated Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Subordinated Indenture Trustee or the holders of at least 33% of the outstanding Junior Subordinated Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

In the case of the fourth event of default listed above, the Subordinated Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Junior Subordinated Notes of that series, together with the Subordinated Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Junior Subordinated Notes of a series occurs and is continuing, then the Subordinated Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Junior Subordinated Notes of that series may declare the principal amount of all Junior Subordinated Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Subordinated Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Subordinated Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     In the case of Junior Subordinated Notes issued to a Trust, a holder of Preferred Securities may institute a legal proceeding directly against Duke Energy, without first instituting a legal proceeding against the Property Trustee of the Trust by which those Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Notes of the related series on or after the due dates specified in those Junior Subordinated Notes.

     The Subordinated Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Junior Subordinated Notes unless those holders have offered the Subordinated Indenture Trustee security or indemnity against the costs, expenses and liabilities that it might incur as a result. The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Subordinated Indenture Trustee or the exercise of any power of the Subordinated Indenture Trustee with respect to those Junior Subordinated Notes. The Subordinated Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Subordinated Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Junior Subordinated Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Junior Subordinated Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Subordinated Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Subordinated Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

     The paying agent will pay the principal of any Junior Subordinated Notes only if those Junior Subordinated Notes are surrendered to it. The paying agent will pay interest on Junior Subordinated Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Junior Subordinated Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Subordinated Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Junior Subordinated Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Subordinated Indenture Trustee will act as paying agent for that series of Junior Subordinated Notes, and the principal corporate trust office of the Subordinated Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Junior Subordinated Notes that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

Defeasance and Covenant Defeasance

     The Subordinated Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to a series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a release being called a "covenant defeasance" in this prospectus.

     Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Subordinated Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Junior Subordinated Notes on the maturity dates of those payments or upon redemption. Following a defeasance, payment of the Junior

Subordinated Notes defeased may not be accelerated because of an event of default under the Subordinated Indenture.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Junior Subordinated Notes in which holders of those Junior Subordinated Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Junior Subordinated Notes issued to a Trust will not be subject to covenant defeasance.

Subordination

     Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

     o Duke Energy makes a payment or distribution of any of its assets to creditors upon its dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

     o a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

     o the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on the Senior Indebtedness, or Duke Energy will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

     "Senior Indebtedness" means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

     o all of Duke Energy's indebtedness that is evidenced by notes, debentures, bonds or other securities Duke Energy sells for money or other obligations for money borrowed;

     o all indebtedness of others of the kinds described in the preceding category which Duke Energy has assumed or guaranteed or which Duke Energy has in effect guaranteed through an agreement to purchase, contingent or otherwise; and

     o all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

     Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

     Future series of Subordinated Notes that are not Junior Subordinated Notes may rank senior to outstanding series of Junior Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

     The Subordinated Indenture does not limit the amount of Senior Indebtedness that Duke Energy may issue. As of June 30, 2002, Duke Energy's Senior Indebtedness totaled approximately $4,600,000,000.

Concerning the Subordinated Indenture Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Subordinated Indenture Trustee and is also the Senior Indenture Trustee and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Subordinated Indenture Trustee will perform only those duties that are specifically set forth in the Subordinated Indenture unless an event of default under the Subordinated Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Subordinated Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

             DESCRIPTION OF THE FIRST AND REFUNDING MORTGAGE BONDS

     Duke Energy will issue the First and Refunding Mortgage Bonds in one or more series under its First and Refunding Mortgage, dated as of December 1, 1927, to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented and amended. The First and Refunding Mortgage is sometimes called the "Mortgage" and the First and Refunding Mortgage Bonds are sometimes called the "Bonds" in this prospectus. The trustee under the Mortgage is sometimes called the "Bond Trustee" in this prospectus. The Mortgage is an exhibit to the registration statement, of which this prospectus is a part.

     The following description of the Bonds is only a summary and is not intended to be comprehensive. For additional information you should refer to the Mortgage.

General

     The amount of Bonds that Duke Energy may issue under the Mortgage is unlimited. Duke Energy's Board of Directors will determine the terms of each series of Bonds, including denominations, maturity, interest rate and payment terms and whether the series will have redemption or sinking fund provisions.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Bonds only in fully registered form without coupons and there will be no service charge for any transfers and exchanges of the Bonds. Duke Energy may, however, require payment to cover any stamp tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Bonds may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office maintained by Duke Energy for such purpose.

     The Bonds will be issuable in denominations of $1,000 and multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement. The Bonds will be exchangeable for an equivalent principal amount of Bonds of other authorized denominations of the same series.

     The prospectus supplement for a particular series of Bonds will describe the maturity, interest rate and payment terms of those Bonds and any relevant redemption or sinking fund provisions.

Security

     The Mortgage creates a continuing lien to secure the payment of principal and interest on the Bonds. All the Bonds are equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of Duke Energy's properties, real, personal and mixed, and Duke Energy's franchises, including properties acquired after the date of the Mortgage, with certain exceptions. Those exceptions include cash, accounts receivable, inventories of materials and supplies, merchandise held for sale, securities that Duke Energy holds, certain after-acquired property not useful in Duke Energy's electric business, certain after-acquired franchises and certain after-acquired non-electric properties.

     The lien of the Mortgage is subject to certain permitted liens and to liens that exist upon properties that Duke Energy acquired after it entered into the Mortgage to the extent of the amounts of prior lien bonds secured by those properties (not, however, exceeding 75% of the cost or value of those properties) and additions to those properties. "Prior lien bonds" are bonds or other indebtedness that are secured at the time of acquisition by a lien upon property that Duke Energy acquires after the date of the Mortgage that becomes subject to the lien of the Mortgage.

Issuance of Additional Bonds

     If Duke Energy satisfies the conditions in the Mortgage, the Bond Trustee may authenticate and deliver additional Bonds in an aggregate principal amount not exceeding:

     o the amount of cash that Duke Energy has deposited with the Bond Trustee for that purpose;

     o the amount of previously authenticated and delivered Bonds or refundable prior lien bonds that have been or are to be retired which, with certain exceptions, Duke Energy has deposited with the Bond Trustee for that purpose; or

     o 66 2/3% of the aggregate of the net amounts of additional property (electric) certified to the Bond Trustee after February 18, 1949.

     The Bond Trustee may not authenticate and deliver any additional Bonds under the Mortgage, other than certain types of refunding Bonds, unless Duke Energy's available net earnings for twelve consecutive calendar months within the immediately preceding fifteen calendar months have been at least twice the amount of the annual interest charges on all Bonds outstanding under the Mortgage, including the Bonds proposed to be issued, and on all outstanding prior lien bonds that the Bond Trustee does not hold under the Mortgage.

     Duke Energy may not apply to the Bond Trustee to authenticate and deliver any Bonds (1) in an aggregate principal amount exceeding $26,000,000 on the basis of additional property (electric) that Duke Energy acquired or constructed prior to January 1, 1949 or (2) on the basis of Bonds or prior lien bonds paid, purchased or redeemed prior to February 1, 1949. Duke Energy may not certify any additional property (electric) which is subject to the lien of any prior lien bonds for the purpose of establishing those prior lien bonds as refundable if the aggregate principal amount of those prior lien bonds exceeds 66 2/3% of the net amount of the additional property that is subject to the lien of such prior lien bonds.

Release Provisions

     The Mortgage permits Duke Energy to dispose of certain property and to take other actions without the Bond Trustee releasing that property. The Mortgage also permits the release of mortgaged property if Duke Energy deposits cash or other consideration equal to the value of the mortgaged property to be released. In certain events and within certain limitations, the Bond Trustee is required to pay out cash that the Bond Trustee receives -- other than for the Replacement Fund or as the basis for issuing Bonds -- upon Duke Energy's application.

     Duke Energy may withdraw cash that it deposited with the Bond Trustee as the basis for issuing Bonds in an amount equal to the principal amount of any Bonds that it is entitled to have authenticated and delivered on the basis of additional property (electric), on the basis of Bonds previously authenticated and delivered or on the basis of refundable prior lien bonds.

Replacement Fund

     The Mortgage requires Duke Energy to deposit with the Bond Trustee annually, for the Replacement Fund established under the Mortgage, the sum of the "replacement requirements" for all years beginning with 1949 and ending with the last calendar year preceding the deposit date, less certain deductions. Those deductions are (1) the aggregate original cost of all fixed property (electric) retired during that time period, not exceeding the aggregate of the gross amounts of additional property (electric) that Duke

Energy acquired or constructed during the same period, and (2) the aggregate amount of cash that Duke Energy deposited with the Bond Trustee up to that time, or that Duke Energy would have been required to deposit except for permitted reductions, under the Replacement Fund.

     The "replacement requirement" for any year is 2 1/2% of the average "amount of depreciable fixed property" (electric) owned by Duke Energy at the beginning and end of that year, not exceeding, however, the amount Duke Energy is permitted to charge as an operating expense for depreciation or retirement by any governmental authority, or the amount deductible as depreciation or similar expense for federal income tax purposes. The "amount of depreciable fixed property" (electric) is the amount by which the sum of $192,913,385 plus the aggregate gross amount of all depreciable additional property (electric) that Duke Energy acquired or constructed from January 1, 1949 to the date as of which such amount is determined exceeds the original cost of all of Duke Energy's depreciable fixed property (electric) retired during that period or released from the lien of the Mortgage.

     Duke Energy may reduce the amount of cash at any time required to be deposited in the Replacement Fund and may withdraw any cash that it previously deposited that is held in the Replacement Fund:

     o in an amount equal to 150% of the principal amount of Bonds previously authenticated and delivered under the Mortgage, or refundable prior lien bonds, deposited with the Bond Trustee and on the basis of which Duke Energy would otherwise have been entitled to have additional Bonds authenticated and delivered; and

     o in an amount equal to 150% of the principal amount of Bonds which Duke Energy would otherwise be entitled to have authenticated and delivered on the basis of additional property (electric).

     Upon Duke Energy's application, the Bond Trustee will apply cash that Duke Energy deposited in the Replacement Fund and has not previously withdrawn to the payment, purchase or redemption of Bonds issued under the Mortgage or to the purchase of refundable prior lien bonds.

     Duke Energy has never deposited any cash with the Bond Trustee for the Replacement Fund. If Duke Energy deposits any cash in the future, it has agreed not to apply that cash to the redemption of the Bonds as long as any Bonds then outstanding remain outstanding.

Amendments of the Mortgage

     Duke Energy may amend the Mortgage with the consent of the holders of 66 2/3% in principal amount of the Bonds, except that no such amendment may:

     o affect the terms of payment of principal at maturity or of interest or premium on any Bond;

     o affect the rights of Bondholders to sue to enforce any such payment at maturity; or

     o reduce the percentage of Bonds required to consent to an amendment.

     No amendment may affect the rights under the Mortgage of the holders of less than all of the series of Bonds outstanding unless the holders of 66 2/3% in principal amount of the Bonds of each series affected consent to the amendment.

     The covenants included in the supplemental indenture for any series of Bonds to be issued will be solely for the benefit of the holders of those Bonds. Duke Energy may modify any such covenant only with the consent of the holders of 66 2/3% in principal amount of those Bonds outstanding, without the consent of Bondholders of any other series.

Events of Default

     The Bond Trustee may, and at the written request of the holders of a majority in principal amount of the outstanding Bonds will, declare the principal of all outstanding Bonds due when any event of default under the Mortgage occurs. The holders of a majority in principal amount of the outstanding Bonds may, however, waive the default and rescind the declaration if Duke Energy cures the default.

     Events of default under the Mortgage include:

     o default in the payment of principal;

     o default for 60 days in the payment of interest;

     o default in the performance of any other covenant in the Mortgage continuing for 60 days after the Bond Trustee or the holders of not less than 10% in principal amount of the Bonds then outstanding give notice of the default; and

     o certain bankruptcy or insolvency events with respect to Duke Energy.

     Duke Energy provides a statement by certain of its officers each year to the Bond Trustee stating whether it has complied with the covenants of the Mortgage.

Concerning the Bond Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Bond Trustee and is also the Senior Indenture Trustee and the Subordinated Indenture Trustee. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Bond Trustee is under no obligation to exercise any of its powers at the request of any of the holders of the Bonds unless those Bondholders have offered to the Bond Trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority in principal amount of the Bonds outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Bond Trustee, or the exercise of any trust or power of the Bond Trustee. The Bond Trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

                        DESCRIPTION OF THE COMMON STOCK

     The following description of Duke Energy's Common Stock is only a summary and is not intended to be comprehensive. For additional information you should refer to the applicable provisions of the North Carolina Business Corporation Act and Duke Energy's Restated Articles of Incorporation (Articles) and By-Laws. The Articles and By-Laws are exhibits to the registration statement, of which this prospectus is a part.

General

     Duke Energy is authorized to issue up to 2,000,000,000 shares of Common Stock. At June 30, 2002, approximately 832,000,000 shares of Common Stock were outstanding. Duke Energy is also authorized to issue up to 12,500,000 shares of Preferred Stock, 10,000,000 shares of Preferred Stock A, 20,000,000 shares of Serial Preferred Stock and 1,500,000 shares of Preference Stock. At June 30, 2002, 2,154,984 shares of Preferred Stock, 1,257,185 shares of Preferred Stock A and no shares of Serial Preferred Stock or Preference Stock were outstanding. The Preferred Stock, Preferred Stock A, Serial Preferred Stock and Preference Stock together are sometimes called the "Preferred Stocks."

Dividends

     Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from legally available funds but only if full dividends on all outstanding series of the Preferred Stocks for the then current and all prior dividend periods and any required sinking fund payments with respect to any outstanding series of such securities have been paid or provided for.

Voting Rights

     Subject to the rights, if any, of the holders of the Preferred Stocks that may be outstanding or as otherwise provided by law, the holders of Common Stock have exclusive voting rights, each share being entitled to one vote. Holders of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Whenever dividends on any part of any outstanding Preferred Stock or Preferred Stock A are in arrears in an amount equivalent to the total dividends required to be paid on that Preferred Stock or Preferred Stock A in any period of 12 calendar months, the holders of the Preferred Stock as a class have the exclusive right to elect a majority of the authorized number of directors and the holders of the Preferred Stock A as a class have the exclusive right to elect two directors. Those rights cease whenever Duke Energy pays all accrued and unpaid dividends in full. Whenever six quarterly dividends on any outstanding series of the Preference Stock are in arrears or any required sinking fund payments are in default, the holders of the Preference Stock as a class have the exclusive right to elect two directors. This right ceases whenever all dividends and required sinking fund obligations in default have been paid in full or provided for. In addition, the consent of the holders of specified percentages of any outstanding Preferred Stock, Preferred Stock A or Preference Stock, or some or all of the holders of such classes, is required in connection with certain increases in authorized amounts of or changes in stock senior to the Common Stock or in connection with any sale of substantially all of Duke Energy's assets or certain mergers.

     The holders of the Serial Preferred Stock will have such voting rights as a series or otherwise with respect to the election of directors or otherwise as may be fixed by the Board of Directors at the time of the creation of the series, in addition to any voting rights provided by law.

Rights Upon Liquidation

     The holders of Common Stock are entitled in liquidation to share ratably in the assets of Duke Energy after payment of all debts and liabilities and after required preferential payments to the holders of outstanding Preferred Stocks.

Miscellaneous

     The outstanding shares of Common Stock are, and the shares of Common Stock sold hereunder will be, upon payment for them, fully paid and nonassessable. Holders of Common Stock have no preemptive rights and no conversion rights. The Common Stock is not subject to redemption and is not entitled to the benefit of any sinking fund provisions.

     If so provided by the Board of Directors at the time of creation of any series of Serial Preferred Stock, the shares of such series may be convertible or exchangeable into shares of Common Stock or other securities of Duke Energy or of any other corporation or other entity, upon terms fixed at the time of creation of the series.

Transfer Agent and Registrar

     Duke Energy acts as transfer agent and registrar for the Common Stock.

Preference Stock Purchase Rights

     Each share of Common Stock has attached to it a Preference Stock Purchase Right. The Rights initially are represented only by the certificates for the shares of Common Stock and will not trade separately from those shares unless and until:

     o ten days after it is publicly announced that a person or group (with certain exceptions) has acquired, or has obtained the right to acquire, the beneficial ownership of 15% or more of the outstanding Common Stock (an "acquiring person"); or

     o ten business days (or a later date determined by Duke Energy's Board of Directors) after the date a person or group commences, or public announcement is made that the person or group intends to commence, a tender or exchange offer that would result in the person or group becoming an acquiring person.

If and when the Rights separate, each Right will entitle the holder to purchase 1/10,000 of a share of Duke Energy's Series A Participating Preference Stock for an exercise price that is presently $190.

     In the event that a person or group becomes an acquiring person, each Right (except for Rights beneficially owned by the acquiring person or its transferees, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Common Stock having a market value of twice the exercise price. Also, if, after ten days following the date of the announcement that a person or group has become an acquiring person:

     o Duke Energy is involved in a merger or similar form of business combination in which Duke Energy is not the surviving corporation or in which Duke Energy is the surviving corporation but the Common Stock is changed or exchanged; or

     o more than 50% of Duke Energy's assets or earning power is sold or transferred;

then each Right (except for voided Rights) will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a value of twice the exercise price. If any person or group acquires from 15% to but excluding 50% of the outstanding Common Stock, Duke Energy's Board of Directors may, at its option, exchange each outstanding Right (except for those held by an acquiring person or its transferees) for one share of Common Stock or 1/10,000 of a share of Series A Participating Preference Stock.

     Duke Energy's Board of Directors may redeem the Rights for $0.01 per Right prior to ten business days after the date of the public announcement that a person or group has become an acquiring person.

     The Rights will not prevent a takeover of Duke Energy. However, the existence of the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Board of Directors first redeems those Rights.

Certain Anti-Takeover Matters

     Duke Energy's Articles and By-Laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. Those provisions include:

 Classified Board of Directors; Removal of Directors; Vacancies

     Duke Energy's Articles provide for a Board of Directors divided into three classes, with one class being elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of the Board of Directors. Duke Energy's shareholders may remove directors only for cause. Vacancies and newly created directorships on the Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, and no decrease in the number of directors may shorten the term of an incumbent director. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies and newly created directorships on the Board of Directors will make it more difficult to change the composition of the Board of Directors, but will promote continuity of existing management.

 Advance Notice Requirements

     Duke Energy's By-Laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of persons for election as directors or new business to be brought before annual meetings of shareholders. These procedures provide that shareholders must give timely notice of such proposals in writing to the Secretary of Duke Energy. Generally, to be timely with respect to an annual meeting of shareholders, notice must be received at Duke Energy's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the By-Laws.

 Special Meetings of Shareholders

     Neither the Articles nor the By-Laws of Duke Energy give shareholders the right to call a special meeting of shareholders. The By-Laws provide that special meetings of shareholders may be called only by the Board of Directors or the Chairman of the Board.

 Amendment of Charter and By-Laws

     Duke Energy's Articles require the approval of not less than 80% of the voting power of all outstanding shares of Common Stock to amend provisions relating to the minimum and maximum size of the Board of Directors, the classification of the Board of Directors, the removal of directors, the filling of vacancies and newly created directorships on the Board of Directors and the requirement that a decrease in the number of directors constituting the Board of Directors may not shorten the term of any incumbent director. Duke Energy's Articles also require the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of stock of all classes entitled to vote generally in the election of directors, voting together as a single class, for the shareholders to adopt, amend or repeal any provisions in the By-Laws. This voting requirement also applies to any amendment or repeal of this provision or the adoption of any provision inconsistent with it. These amendment provisions will make it more difficult to dilute the anti-takeover effects of Duke Energy's Articles and By-Laws.

 Serial Preferred Stock

     Serial Preferred Stock can be, and has been, used by corporations specifically for anti-takeover purposes. For example, shares of Serial Preferred Stock can be privately placed with purchasers who support a board of directors in opposing a tender offer or other hostile takeover bid, or can be issued to dilute the stock ownership and voting power of a third party seeking a merger or other extraordinary corporate transaction. Under these and similar circumstances, the Serial Preferred Stock can serve to perpetuate incumbent management and can adversely affect shareholders who may want to participate in the tender offer or other transaction.

     Duke Energy's Board of Directors has adopted resolutions that state that the Serial Preferred Stock:

     a) not be used for the principal purpose of acting as an anti-takeover device without shareholder approval; and

     b) not be given supermajority voting rights except possibly with respect to proposed amendments to the Articles of Incorporation altering materially existing provisions of the Serial Preferred Stock or creating, or increasing the authorized amount of, any class of stock ranking, as to dividend or assets, prior to the Serial Preferred Stock.

                  DESCRIPTION OF THE STOCK PURCHASE CONTRACTS
                          AND THE STOCK PURCHASE UNITS

     Duke Energy may issue stock purchase contracts representing contracts obligating holders to purchase from Duke Energy, and Duke Energy to sell to the holders, a specified number of shares of Common Stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of Common Stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

     o Senior Notes, Junior Subordinated Notes or other debt securities of Duke Energy or one of its subsidiaries;

     o debt obligations of third parties, including U.S. Treasury securities; or

     o Preferred Securities or trust preferred securities issued by trusts, all of whose common securities are owned by Duke Energy or by subsidiaries of Duke Energy,

securing the holder's obligations to purchase the Common Stock under the stock purchase contracts.

     The stock purchase contracts may require Duke Energy to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances Duke Energy may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each Trust may issue only one series of Preferred Securities. The Trust Agreement of each Trust will authorize the Administrative Trustees to issue the Preferred Securities of that Trust on behalf of that Trust. For additional information you should refer to the applicable Trust Agreement. The form of Trust Agreement is an exhibit to the registration statement, of which this prospectus is a part.

     The prospectus supplement for a particular series of Preferred Securities being offered will disclose the specific terms related to the offering, including the price or prices at which the Preferred Securities to be offered will be issued. Those terms will include some or all of the following:

     o the title of the series;

     o the number of Preferred Securities of the series;

     o the yearly distribution rate, or the method of determining that rate, and the date or dates on which distributions will be payable;

     o the date or dates, or method of determining the date or dates, from which distributions will be cumulative;

     o the amount that will be paid out of the assets of the Trust to the holders of the Preferred Securities upon the voluntary or involuntary dissolution, winding-up or termination of the Trust;

     o any obligation that the Trust has to purchase or redeem the Preferred Securities, and the price at which, the period within which, and the terms and conditions upon which the Trust will purchase or redeem them;

     o any voting rights of the Preferred Securities that are in addition to those legally required, including any right that the holders of the Preferred Securities have to approve certain actions under or amendments to the Trust Agreement;

     o any right that the Trust has to defer distributions on the Preferred Securities in the event that Duke Energy extends the interest payment period on the related Junior Subordinated Notes; and

     o any other rights, preferences, privileges, limitations or restrictions upon the Preferred Securities of the series.

     Duke Energy will guarantee each series of Preferred Securities to the extent described below under the caption "Description of the Guarantees."

     The applicable prospectus supplement will describe any material United States federal income tax considerations that apply to the Preferred Securities.

                         DESCRIPTION OF THE GUARANTEES

     Duke Energy will execute the Guarantees from time to time for the benefit of the holders of the Preferred Securities of the respective Trusts. JPMorgan Chase Bank will act as Guarantee Trustee under each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Preferred Securities to which it relates.

     The following description of the Guarantees is only a summary and is not intended to be comprehensive. The form of Guarantee is an exhibit to the registration statement, of which this prospectus is a part.

General

     Duke Energy will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. Duke Energy is required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that Duke Energy may have or may assert against any person.

     The following payments and distributions on the Preferred Securities of a Trust are Guarantee Payments:

     o any accrued and unpaid distributions required to be paid on the Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

     o the redemption price for any Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

     o upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of the Trust or the redemption of all the Preferred Securities of the Trust, the lesser of:

      o the sum of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

      o the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities of the Trust in liquidation of the Trust.

     Duke Energy may satisfy its obligation to make a Guarantee Payment by making that payment directly to the holders of the related Preferred Securities or by causing the Trust to make the payment to those holders.

     Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Preferred Securities from the time of issuance of those Preferred Securities, except that the Guarantee will apply to the payment of distributions and other payments on the Preferred Securities only when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

     IF DUKE ENERGY DOES NOT MAKE THE REQUIRED PAYMENTS ON THE JUNIOR SUBORDINATED NOTES THAT THE PROPERTY TRUSTEE HOLDS UNDER A TRUST, THAT TRUST WILL NOT MAKE THE RELATED PAYMENTS ON ITS PREFERRED SECURITIES.

Subordination

     Duke Energy's obligations under each Guarantee will be unsecured obligations of Duke Energy. Those obligations will rank:

     o subordinate and junior in right of payment to all of Duke Energy's other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

     o equal in priority with Duke Energy's Preferred Stock and Preferred Stock A and similar guarantees; and

     o senior to Duke Energy's Common Stock.

     Duke Energy has Preferred Stock and Preferred Stock A outstanding that will rank equal in priority with the Guarantees and has Common Stock outstanding that will rank junior to the Guarantees.

     Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Duke Energy, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.

     The terms of the Preferred Securities will provide that each holder of the Preferred Securities, by accepting those Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.

Amendments and Assignment

     Duke Energy may amend each Guarantee without the consent of any holder of the Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. Duke Energy may otherwise amend each Guarantee with the approval of the holders of at least
66 2/3% of the outstanding Preferred Securities to which that Guarantee relates.

Termination

     Each Guarantee will terminate and be of no further effect when:

     o the redemption price of the Preferred Securities to which the Guarantee relates is fully paid;

     o Duke Energy distributes the related Junior Subordinated Notes to the holders of those Preferred Securities; or

     o the amounts payable upon liquidation of the related Trust are fully paid.

     Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Preferred Securities must restore payment of any sums paid to that holder with respect to those Preferred Securities or under that Guarantee.

Events of Default

     An event of default will occur under any Guarantee if Duke Energy fails to perform any of its payment obligations under that Guarantee. The holders of a majority of the Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Preferred Securities of that series. The Guarantee Trustee is obligated to enforce the Guarantee for the benefit of the holders of the Preferred Securities of a series if an event of default occurs under the related Guarantee.

     The holders of a majority of the Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against Duke Energy to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

Concerning the Guarantee Trustee

     JPMorgan Chase Bank will be the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee, the Senior Indenture Trustee and the Bond Trustee. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and certain of its affiliates are outstanding.

     The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result.

Agreements as to Expenses and Liabilities

     Duke Energy will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that Duke Energy will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related Preferred Securities or other similar interests in that Trust the amounts due to the holders under the terms of those Preferred Securities or those similar interests.

                              PLAN OF DISTRIBUTION

     Duke Energy and the Trusts may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The prospectus supplement relating to the securities being offered will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

     o the name or names of any underwriters;

     o the purchase price of the securities and the proceeds to Duke Energy or the Trusts from the sale;

     o any underwriting discounts and other items constituting underwriters' compensation;

     o any public offering price;

     o any discounts or concessions allowed or reallowed or paid to dealers; and

     o any securities exchange or market on which the securities may be listed.

     Only those underwriters identified in the prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

     Duke Energy and the Trusts may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Duke Energy may sell securities through forward contracts or similar arrangements. In connection with the sale of securities, underwriters, dealers or agents may be deemed to have received compensation from Duke Energy in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Duke Energy may sell the securities directly or through agents it designates from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus, other than at the market offerings of common stock, will be named in a prospectus supplement relating to such securities. At the market offerings of common stock may be made by agents. Commissions payable by Duke Energy to agents will be set forth in a prospectus supplement relating to the securities being offered. Unless otherwise indicated in a prospectus supplement, any such agents will be acting on a best-efforts basis for the period of their appointment.

     Some of the underwriters, dealers or agents and some of their affiliates who participate in the securities distribution may engage in other transactions with, and perform other services for, Duke Energy and its subsidiaries or affiliates in the ordinary course of business.

     Any underwriting or other compensation which Duke Energy pays to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, and their controlling persons, and agents may be entitled, under agreements entered into with Duke Energy and the Trusts, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

     Edward M. Marsh, Jr., Esq., who is Duke Energy's Deputy General Counsel and Assistant Secretary, and Simpson Thacher & Bartlett, New York, New York, will issue opinions about the validity of the securities offered by Duke Energy in the applicable prospectus supplement for Duke Energy. Richards, Layton & Finger, P.A., special Delaware counsel, will issue opinions about the validity of the Preferred Securities offered in the applicable prospectus supplement for the Trusts. Counsel named in the applicable prospectus supplement will issue opinions about the validity of the securities offered by Duke Energy for any underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Energy files annual, quarterly and current reports and other information with the SEC. You may read and copy any documents that are filed at SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

     Please call the SEC at 1-800-SEC-0330 for further information. Duke Energy's filings are also available to the public through:

     o the SEC web site at http://www.sec.gov; and

     o The New York Stock Exchange
       20 Broad Street
       New York, New York 10005.

     Information about Duke Energy is also available on its web site at http://www.duke-energy.com. Such web site is not a part of this prospectus.

     The SEC allows Duke Energy to "incorporate by reference" the information Duke Energy files with it, which information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information that Duke Energy files with the SEC will automatically update and supersede that information as well as the information included in this prospectus and any accompanying prospectus supplement. Duke Energy incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering:

     o Duke Energy's annual report on Form 10-K for the year ended December 31, 2001;

     o Duke Energy's quarterly reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002; and

     o Duke Energy's current reports on Form 8-K filed on March 29, 2002 and April 15, 2002.

     Duke Energy will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus. You may request your copy by writing Duke Energy at the following address or telephoning one of the following numbers:

    Investor Relations Department
    Duke Energy Corporation
    P.O. Box 1005
    Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

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